EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator

Ryder System, Inc. 401(k) Savings Plan:

We consent to incorporation by reference in the Registration Statement (No. 33-58003) on Form S-8 of Ryder System, Inc. of our report dated April 25, 2005, relating to the statements of net assets available for plan benefits of the Ryder System Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for the years then ended and the supplementary information included in Schedules I and II, which report appears in the December 31, 2004 annual report on Form 11-K of the Ryder System, Inc. 401(k) Savings Plan filed by Ryder System, Inc.

/s/ KPMG LLP

Miami, Florida
May 27, 2005